BB 4/1

[redacted] STATES
HANGE COMMISSION
D.C. 20549

08029877

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 6 2008
BRANCH OF REGISTRATIONS AND 08 EXAMINATIONS

| OMB APPROVAL | |
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| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5 (A)
# PART III

| SEC FILE NUMBER |
|---|
| 8-52440 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Prospero Capital, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Marshall Street - Suite 300
(No. and Street)

Norwalk (City) CT (State) 06854 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel J. Donovan 203-354-1529
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schwartz & Hofflich LLP
(Name – *if individual, state last, first, middle name*)

37 North Avenue - 3rd Floor (Address) Norwalk (City) CT (State) 06851-3832 (Zip Code)

PROCESSED
APR 0 8 2008
THOMSON FINANCIAL

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Daniel J.Donovan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Prospero Capital, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Managing Member

Title

Notary Public

JOANN M. DOMBEK
***NOTARY PUBLIC***
My Commission Expires April 30, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition. ***
- ☐ (c) Statement of Income (Loss). ***
- ☐ (d) Statement of Changes in Financial Condition. ***
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital. ***
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 ~~and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.~~
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*** Previously submitted

## PROSPERO CAPITAL, LLC
## RECONCILIATION, INCLUDING APPROPRIATE EXPLANATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

**As of December 31, 2007**

| | | | | |
|---|---|---|---|---|
| **Net capital** | | | | |
| Member's equity from Focus report (10/1/07 - 12/31/07) | | | $ | 542,770 |
| Increase in cash | | | | 57 |
| Increase in accounts receivable | | | | 1,416 |
| Reduction of prepaid expenses | | | | (310) |
| Increase in accrued expenses | | | | (1,009) |
| Total member's equity per audit | | | | 542,924 |
| Deduct member's equity not allowable for net capital | | | | 0 |
| Total member's equity qualified for net capital | | | | 542,924 |
| **Add:** | | | | |
| Subordinated borrowings allowable in computation of net capital | | | | 0 |
| Other deductions or allowable credits | | | | 0 |
| Total capital and allowable subordinated borrowings | | | | 542,924 |
| **Deduction and/or charges:** | | | | |
| Non-allowable assets: Prepaid expenses | | | | (152) |
| **Net capital** | | | $ | 542,772 |
| **Aggregate indebtedness** | | | | |
| Items included in statement of financial condition | | | | |
| Accrued expenses | | | $ | 4,500 |
| Items not included in statement of financial condition: | | | | |
| **Total aggregate indebtedness** | | | $ | 4,500 |

| | | | | |
|---|---|---|---|---|
| **Computation of basic net capital requirement** | | | | |
| Minimum net capital required - 6-2/3% of aggregate indebtedness | $ | 300 | | |
| Minimum net capital required: Company | $ | 5,000 | | |
| Net capital requirement, greater of the above | | | | 5,000 |
| Excess net capital | | | $ | 537,772 |

END